FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities  Registration Record Nº175

Santiago, July 20, 2015.

Ger. Gen. N° 69/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins  N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, under Securities Market Law N° 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

Regarding the corporate reorganization operation described in the significant events dated April 22 and April 28,  2015 and in the response to the Official Letter N° 8,438 filed on April 27, 2015, today Enersis S.A. has received from the Superintendence of Securities and Insurance (“SVS” in its Spanish acronym) an answer to the reserved inquiry submitted on May 18, 2015.  Hereto I enclosed the text of the inquiry, which the SVS is no longer consider as reserved, as well as of the Official Letter N°15,443 that includes the answers to our inquiry.

Sincerely yours,

Daniel Fernández Koprich

Deputy Chief Executive Officer

c.c.    Santiago Stock Exchange.

          Electronic Stock Exchange.

          Valparaíso Stock Exchange.

          Banco Santander Santiago – bondholders Representative.

          Risks Classification Commission.

Santiago, May 18, 2015

Ger.Gen 53/2015

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O’Higgins N°1449

Santiago.

Reserved

Ref.:    Submission of inquiries.

Dear Sir,

By virtue of the powers incumbent upon the Superintendence of Securities and Insurance through the application of article 4 letter a) of Decree Law N° 3,538, enacted on 1980, and in exercise of the powers bestowed under letter b) of the referred legal precept, we hereby submit this reserved presentation requesting your administrative interpretation with respect to the inquiries stated herein.

Inquiries are related to an eventual process of corporate reorganization that is described below in its essential aspects and in a briefly manner, with respect to the corporations Enersis S.A. (hereinafter also “Enersis”), Empresa Nacional de Electricidad S.A. (hereinafter also "Endesa"), and Chilectra S.A. (hereinafter also "Chilectra").

As informed to the market and to this Superintendence through, among other information, a response from Enersis on April 27, 2014 to your Official Letter N°8438 dated April 24, 2015, the reorganization would imply separating the electricity generation and distribution activities developed in Chile from those developed in other countries in Latin America. This reorganization seeks to maximize the potential growth of Enersis and  its subsidiaries Endesa and Chilectra; resolve certain duplicities and redundancies that currently derive from the complex organizational structure of the Enersis Group; and generate value for all its shareholders. In summary, the reorganization would enable refocusing the industrial plans for Chile and for the rest of the countries in Latin American, in function of the respective requirements of each geographic ambit. In addition, it would increment the visibility of the assets; which, through the definition of new equity stories, would enable to obtain their highest value. As reported to that Superintendence and to the general public, through the significant events dated April 28, 2015 and issued by each of the three companies, each one of the Board of Directors of the three companies has agreed to analyze the corporate reorganization taking into consideration the best interests of the company as well as of  all shareholders and other stakeholders, paying special attention to the best interests of the non-controlling shareholders.  This process includes several operations and stages; however, all of them aim at the same objective.

The description of the operations is as follow:

(a)     To agree to divide both Endesa and Chilectra, through the creation of two new companies, to these effects denominated “Endesa-2” and “Chilectra-2”, respectively.  Each of the new companies created from such division will be allocated the totality of the business that each of the divided companies actually develops in Chile.  In other words, it would be allocated the part of the equity comprised, among others, by the assets, liabilities and corresponding administrative authorizations that each of the divided companies currently has in Chile; which, in each case represents more than 50% of the assets of each of the divided companies.  On the other hand, each of the companies to be divided will maintain the equity that corresponds to the international business (mostly, shareholdings in companies domiciled in Argentina, Brazil, Colombia and Peru).

The new companies Endesa-2 and Chilectra-2 will be listed on the same stock exchange markets where they currently are listed, respectively, Endesa and Chilectra, and in the case of Endesa-2, additionally, will be subject to the provisions of Title XII under Decree Law 3,500 enacted on November 4, 1980.

(b)     To agree the division of Enersis, which is the controller of Endesa and Chilectra, through the creation of a new company to these effects denominated “Enersis-2”. It will be allocated to Enersis-2 the shareholdings and investments that Enersis would have, as a result of the division of Endesa and Chilectra, in Endesa-2 and Chilectra-2, which could represent more than 50% of Enersis’ asset, and the eventual liabilities that would be allocated to the divided business.  In this manner, the new company Enersis-2 would be the holding company of the Chilean business established in Endesa-2 and in Chilectra-2 and the company being divided, Enersis, would maintain its status of holding company for the international business, including the shareholding in Endesa and Chilectra. The new company Enersis-2 would be listed on the same stock exchange markets where is currently listed Enersis, and it will be subject to the provisions of Title XII under Decree Law 3,500 enacted on November 4, 1980.

(c)     Each one of the division approval agreements of the companies Endesa and Chilectra would remain subject to the compliance of the following precedent conditions:  (i) that the appropriate competent authorities approve the allocation and modification of the permits, concessions and/or administrative authorizations of each of the divided companies of Endesa and Chilectra for their transfer or assignment to each of the respective new companies that will be created from such division, and (ii) that the respective Shareholders’ Meetings approve the division of Endesa and Chilectra, as the case might be, pursuant to the terms and conditions set forth under letter (a), and in the case of Enersis, pursuant to the terms and conditions set forth under the preceding letter (b).  The division agreement of the company Enersis, in turn, would be subject to the precedent condition of the completion of the divisions of the companies Endesa and Chilectra in the manner indicated in the preceding letter (b).

          It should be noted that, since these operative companies have a great number of contracts, permits, concessions and administrative authorizations, it is estimated that the approval process compared to the assignment of the latter to the new companies may take several months, and could be extended beyond December 31, 2015.

(d)     On the other hand, subsequent to the completion of the divisions above mentioned, a merger will be completed by absorbing two of the already divided companies into the third divided company (Enersis). The final result would be that the continuing company after the merger (post-merger) would directly develop the international business, and Enersis-2 (post-division, in a indirect way through the shareholding of its subsidiaries Endesa-2 and Chilectra-2) would develop the Chilean business; which in this case, would represent a large simplification compared with the current structure.

(e)     The resulting companies from the above-indicated divisions and, in its case, the described merger, may alter their corporate purposes in favor of those deemed more convenient considering the development of their future activities.

          To the presentation is enclosed a letter dated April 27, 2015 issued by Enersis, which contains a table that describes the various steps into which the reorganization is divided.  Also, Annex 1 is enclosed to the present document, which contains a table showing the respective shareholdings of certain directors of Enersis, Endesa and Chilectra in the companies, Enersis and Endesa, as well as their bondholding.

In the abovementioned context, we hereby submit to you the following inquiries:

1.       To confirm that the division of the three corporations Enersis, Endesa and Chilectra, does not constitute an operation between related parties for the companies indicated, in accordance with the norms set forth in Title XVI under the Chilean Companies Act  Law 18.046.  In the case of a division, it does not exist an operation of the company subject of the division with a third party and, consequently, there is a lack of the basic assumption for the application of the norms regarding operations between related parties set forth in Title XVI under Law 18,046 .  Additionally, for the same reasons that are explained in the Official Letter N° 106 issued by Superintendence on February 2, 2012, it is appropriate to consider that the division of a corporation are governed by rules that are specific to the Shareholder Agreements with respect to company  division as established under Law N° 18,046 and its regulations and , given their specialty, prevail over the norms that regulate  operations between related parties.

2.       To confirm that the merger of the corporations resulting from divisions described in the previous question does not constitute an operation between related parties, in accordance with norms of  Title XVI under Law 18,046 .  In this sense, in accordance with what was pointed out by that Superintendence through its Official Letter N° 106 dated February 2, 2012, it is important to consider that “merger operations are specifically regulated by Title IX under Law N° 18,046, which constitutes special regulations for them”. The referred Official Letter continues its argumentation by stating that “As stated above, and with respect to your second inquiry, norms that regulate operations between related parties set forth in Title XVI under Law N° 18,046 are not applicable to mergers; but instead applicable by the provisions that regulate specifically and particularly merger agreements, to that effect determined by the law”.

3.       On the assumption that the Superintendence may consider that, either divisions described in the first inquiry or the merger described in the second inquiry, constitute an operation between related parties in accordance with norms set forth in Title XVI under Law 18,046, we hereby request to confirm which companies or individuals involved in each of the abovementioned operations would be, precisely and in each specific case, considered a related party and to whom.

4.       To confirm that the division of the companies Enersis, Endesa and Chilectra, respectively, where each newly-incorporated company is assigned assets which could represent more than 50% of the assets of the company that is being divided, the withdrawal right established in article 69, paragraph 4, numeral 3 under Law N° 18,046 is not applicable, since there is no “disposal” as defined by article 67, paragraph 2, numeral 9 under the same law; but rather an assignment.  To that effect, the law defines corporate division as “the distribution of its equity between itself and one or more corporations to be incorporated to that effect”. It has thus been understood by this Superintendence upon stating in its Official Letter N° 2,048 dated June 14, 1989 that “Upon referring this institution (the division) as a process of distribution of equity between legal entities that shall develop independent activities, but maintaining jointly the identities of an initial equity and the same shareholders with equal rights to the referred equity, such distribution necessarily corresponds to an allocation of quotas of the juridical universality which represents the equity  of the company being divided, carried out by the shareholders of the legal person via a simple statutory reform [reform of by-laws]. Consequently, in the opinion of this Superintendence it is logical to conclude that the division of a corporation, the transfer or transmission of assets does not exist; but instead, there is a specification of the preexisting rights; which, by virtue of a company decision adopted pursuant to the form and majority established in the law, remain established in independent legal entities, conforming in that same agreement the incorporation act of the new companies being created.”  Additionally, it has thus been stated by the Chilean Internal Revenue Service (SII, in its Spanish acronym) in its Resolution N° 68 enacted on 1996, indicating as follows: “With respect to this type of companies reorganization (divisions)  of any kind, it should be pointed out that a pronouncement issued by the Superintendence of Securities and Insurance, this Institution has concluded that in the case of   a company division, the distribution of the equity of the company that is being divided corresponds to the allocation of quotas of a juridical universality and, consequently, the transfer or transmission of assets does not exists; but instead, there is a specification of preexisting rights; which, by virtue of the decision adopted by the company, remain established in an independent legal entity. Consequently, the transfer of the assets that takes place on the occasion of the company division does not properly constitute a contribution since there is no disposal involved”.

          We remain at your entire disposition in order to provide any additional background information that you may consider convenient to answer the inquiry hereby submitted.

          Sincerely yours,

1.         This criterion has been confirmed by Official Letter N° 283 dated February 14, 2013 issued by the Chilean Internal Revenue Service (SII, in its Spanish acronym) that states the following:  “On this  matter, this Institution has stated that in the case of a company division, the distribution of the equity of the company that is divided corresponds to the allocation of quotas of a juridical universality and, consequently, there is no transfer or transmission of assets; instead, there is a specification of preexisting rights; which, by virtue of the decision adopted by the company, remain established in an independent juridical entity, without the occurrence of a disposal and the assignment of assets into the new company resulting from such division does not constitute a disposal”.

Annex 1

Shareholdings of certain board members of Enersis, Endesa and Chilectra in the companies, Enersis and Endesa, as well as their bondholdings.

NOTE: In all cases the shares/bonds are owned indirectly through investment companies of the respective board members, except in the case of Marcelo Llévenes who is a direct property owner.

OFORD	.:	Nº15443
Reference	.:	Reserved inquiry submitted on 05.18.2015.
Subject matter	.:	Informs and instructs as indicated.
SGD	.:	Nº2015070086149
Santiago, July 20, 2015

From	:	Superintendence of Securities and Insurance.
To	:	Chief Executive Officer ENERSIS S.A. SANTA ROSA 76 Floor 16 - City: SANTIAGO – Metropolitan Region.

Via reserved inquiry dated May 18th, the company submitted to this Superintendence several questions related to the "corporate reorganization process" whose fundamental aspects are described in the aforementioned presentation as well as in the significant events dated April 22 and April 28, 2015, and in the response to theOfficial Letter N° 8,438 of 2015, filed with this Superintendence on April 27, 2015. In summary, the first stage implies the division of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. and, subsequently, a merger by incorporation of some of the resulting companies from such divisions.

Before analyzing your presentation, it should be noted that since the facts of the case have been to public knowledge and given the public faith and the interest of the investors committed in this case, it is justified, in accordance with the provision paragraph two, article 23 under Decree Law N° 3,538 enacted on 1980, the information is not longer consider reserved and it shall become available to the public as of the date of the present Official Letter.

In relation to your inquiries and in function of the background submitted by that company, which does not include the detail of how each stage of the process will be materialized, it is my duty to point out the following:

1. It should be noted that, as pointed out by that company, the process of "corporate reorganization", which contains various stages, must be analyzed both individually and as one operation, as the intended purpose is understood to be achieved only when each and every one of the proposed stages are carried out, i.e. the divisions and mergers to be carried out cannot be examined one by one as independent and autonomous operations.

2. Considering the foregoing, with regard to your first inquiry, which is, to "confirm that the division of the three corporations: Enersis, Endesa and Chilectra does not constitute an operation between related parties for the companies indicated, in accordance with the norms set forth in Title XVI under the Chilean Companies Act Law N° 18,046", it should be noted that, in accordance with article 94 under Law N° 18,046 ("the Chilean Companies Act "), the division of a corporation consists in the distribution of its equity between itself and one or more corporations legally incorporated to that effect, reason why this type of operation does not involve a third party different from the company that is being divided, therefore, the relationship described in article 146 under the Chilean Companies Act does not meet such requirement.

Also, the division of companies is expressly regulated in Title IX under the Chilean Companies Act, which constitutes a special norm with specific requirements that must be comply in these cases and that are basically established in articles 94 and 95 under the Chilean Companies Act, and in articles 147 and following under the Supreme Decree N° 702 enacted on 2011 by the Ministry for Finance which approved the Companies Regulations ("Chilean Companies Regulations"), as well as for securities issuers, in section II under General Norm N° 30 enacted on 1989 by this Superintendence.

Consequently, norms of Title XVI under the Chilean Companies Act cannot be applicable to the division of a corporation, but only can be applied the provisions that specifically regulate on division agreements.

3. Regarding your second inquiry, "confirm that the merger of the resulting corporations from the divisions described in the previous question does not constitute an operation between related parties, in accordance with norms of Title XVI under Law N° 18.046.", it should be noted that, in accordance with article 99 under the Chilean Companies Act, a merger consists in the union of one or more companies into a one that succeeds it in all its rights and obligations, reason why in this type of operation, as opposed to the division, a third party is involved.

Despite the foregoing, and in accordance with the criteria used by this Superintendence in its Reserved Official Letter N° 106 of February 2, 2012, corporate mergers are expressly governed by Title IX of the Chilean Companies Act, which constitute a special norm for these operations, with specific requirements that must be comply by the merging companies, set forth in Title IX under Law N°18,046and in articles 155 and following under the Chilean Companies Regulations, and for securities issuers, in Section II under General Norm N° 30 of the Superintendence; namely: a special approval quorum, the dissident shareholders’ withdrawal right, and prior information that should be to the shareholders disposal in the corresponding deadlines.

Consequently, in mergers involving one or more corporations, norms set forth in Title XVI under the Chilean Companies Act are not applicable, but only those provisions that specifically regulate the merger agreements.

4. Without prejudice to the foregoing, we believe necessary to point out that norms on operations between related parties of Title XVI under the Chilean Companies Act must not be used in the stages before exposed of this "corporate reorganization", considered as a single operation, whereas, in consideration of the reasons previously exposed to the stages of the "corporate reorganization" it only corresponds to apply those provisions that specifically regulate such agreements.

5. Regarding your third inquiry, "on the assumption that the Superintendence may consider that, either the divisions described in the first inquiry or the merger described in the second inquiry, constitute an operation between related parties in accordance with norms set forth in Title XVI under Law N° 18,046, we hereby request to confirm which companies or individuals involved in each of the abovementioned operations would be, precisely and in each specific case, considered to be a related party and to whom", no answer will be given here considering what was previously informed.

6. Regarding your fourth inquiry, "to confirm that the division of the companies Enersis, Endesa and Chilectra, respectively, where each newly incorporated company is assigned assets which could represent more than 50% of the assets of the company being divided, the withdrawal right set forth in article 69, paragraph 4, numeral 3 under Law N° 18,046 is not applicable, since there is no "disposal" as defined by article 67, paragraph 2, numeral 9 under the same law, but rather an assignment", the criterion established by this Superintendence in the Official Letter N° 2,048 of June 14,1989, and confirmed through the Official Letter N° 1,929 of January 20, 2014, in the sense that in the division of corporations, there is no assets disposal from the continuing company to the new company resulting from the division, reason why the provisions of numeral 2 of the fourth paragraph of article 69 under the Chilean Companies Act would not be applicable to the division.

7. Without prejudice to the aforementioned, it should bear present the following :

a. All the obligations that the current legislation establishes for directors are based on the concept of “best interests”. In fact, we can mention various provisions of the Chilean Companies Act that establish this principle, such as third paragraph of article 39, related to the obligation of directors to ensure the “interests” of all shareholders and not just those who elected them; numeral 1 of article 42, under which specify that directors may not act if is not in the “best interests”; and, numeral 7 of article 42 which sanctions “any act” contrary to “best interests”.

b. In that understanding, the law has established specific obligations for directors including: i) to be informed “fully and in a documented way of all matters related to the company’s progress” (right-duty of being informed contained in the second paragraph of article 39 under the Chilean Companies Act); and, ii) to “employ in the exercise of their functions the same attention and diligence that men usually employ in their own businesses” (due diligence stated in article 41 under the Chilean Companies Act). Both duties, to be informed and to act with attention and diligence, imply observance of the provisions of article 78 under the Chilean Companies Regulations.

c. Regarding the legal responsibilities and obligations aforementioned, the Board of Directors must have sufficient, ample and timely information at the time of adopting decisions regarding the "corporate reorganization" as a whole, with their various stages, as the divisions and mergers cannot be analyzed independently or autonomously. Such information should justify the proposal that is finally taken by the Board of Directors to the Shareholders’ Meeting summoned to adopt the respective agreement, considering that such proposal is the most convenient for the best interests.

In this regard, the justifications for the proposal which the Board of Directors will finally make should contemplate, among others, the objectives and benefits expected of the corporate reorganization, as well as the terms and conditions of this, and the various consequences, implications or contingencies that the proposal might bring, e.g., operational and taxation issues, if applicable, as well as any implications regarding the use of proceeds agreed for the 2012 capital increase of the company.

d. Such information must be submitted to the shareholders disposal on a timely manner, given that the various stages of the corporate reorganization will be approved by the respective Shareholder Meetings of each of the companies involved, and therefore, whom should take the decision should have all the elements necessary for this, one of which is the benefit that the operation as a whole brings for the best interests.

Under this context and in accordance with the provisions a) and g),article 4 under Decree Law N°3,538 enacted on 1980, and article 147 of the Chilean Companies Regulations, it is necessary that the company’s management provides to the public in general and to this Superintendence, as soon as the Board of Directors resolves on the corporate reorganization and at least 15 days prior to the date of the Shareholders’ Meeting which should pronounce on the division, with the following background information, both concerning the own company as the other companies involved in such corporate reorganization:

- Detailed information on the objective and benefits expected from the division, as well as their terms and conditions;

- Report that includes the asset, liability and equity accounts of the entity to be divided, a column of adjustments, if appropriate, and finally, the balances that represent the continuing and the new entities, as corresponds; and,

- A description of the main assets allocated and the liabilities delegated to the new entities.

In addition and on the same time, in accordance with the provisions a) and g), article 4 under Decree Law N°3,538 enacted on 1980, and in the last paragraph of article 147 under the Chilean Companies Regulations, the company´s management should provide the public in general and this Superintendence, the following additional and preliminary background information referring to the merger processes:

- Detailed information on the objective and the benefits expected from the mergers; and,

- Reports issued by independent expert appraisals on the estimated value of the entities that are merged and estimates of the exchange ratios of the corresponding shares.

e. Considering the complexity of the operation, the management may consider other measures in order for shareholders to have more elements for a suitable analysis of this operation, such as an express pronouncement by the Directors’ Committee on the aforementioned corporate reorganization the subject of your inquiry.

f. Finally, the expert appraisals that become involved in the process should bear in mind their duties and responsibilities in accordance with current legislation, especially the responsibility established in article 134 of the Chilean Companies Act for the expert appraisals.

8. Consequently, this Superintendence instructs the company’s management in the corporate reorganization object of your inquiry –and especially its directors- in order to take into account that expressed above, which under no circumstance is intended to establish exhaustively all the measures that should be implemented by the Board of Directors of your company and the other companies involved, in order to duly safeguard the best interests. You are also instructed that the present Official Letter be read completely at the next Board of Directors meeting held, recording such act in the minutes of the meeting.

9.- At last, in accordance to the powers granted by Decree Law N°3,538 enacted on 1980, this Superintendence will continue to examine and oversee both the corporate reorganization process and the labor performed by directors, experts appraisals and management of the entities involved subject to audit. JAG / CFE wf 502039

Sincerely yours,

This electronic official letter may be reviewed at: http://www.svs.cl/validar_oficio/ Page: 201515443513585xCGlVUBaaRpMjcTalUWPBLgLyiLfu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: July 23, 2015